SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 5)
LNB Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
502100-10-0

(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		330,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		330,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	3	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	502100-10-0	Page	4	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	502100-10-0	Page 5 of 7
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 5 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (“LNB”).
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     Last November AMG solicited the support of LNB’s shareholders to call a special meeting because AMG is dissatisfied with LNB’s performance and sought to call the special meeting of shareholders to consider and vote upon several proposals, including the removal and replacement of certain members of LNB’s current board of directors. Although LNB’s management opposed the special meeting, the holders of more than 25% of LNB’s outstanding shares (the threshold to call a meeting under Ohio law) supported AMG and asked that the meeting be held.
     After three requests by AMG, LNB filed, on February 5, 2008, a notice and preliminary proxy statement with the Securities and Exchange Commission (“SEC”) stating that a special meeting of LNB will be held on March 18, 2008 at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052 at 10:00 a.m. local time. However, LNB’s proxy statement attempted to re-word, limit and bar AMG’s proposals as written in its solicitation statement and preliminary proxy statement filed with the SEC. AMG believes that the LNB’s notice was deficient and that LNB is not entitled to limit the purpose and proposals at the special meeting. Therefore, on February 14, 2008, AMG submitted its own notice of the special meeting in keeping with the concepts and proposals outlined in its solicitation statement and preliminary proxy statement.
     In addition, AMG’s counsel has had discussions with the staff of the Board of Governors of the Federal Reserve System regarding AMG’s ownership of LNB’s stock and the solicitation of proxies for the election of directors to LNB’s board. Based on those discussions and at the request of the Federal Reserve Board staff, AMG distributed 270,000 shares of LNB stock to its members in a pro-rata distribution on February 15, 2008. On February 22, 2008, Mr. Calabrese and Mr. Osborne filed an amendment to AMG’s preliminary proxy statement relating to the special meeting of LNB’s shareholders containing proposals identical to AMG’s preliminary proxy statement.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the SEC by LNB, there are 7,295,663 Shares outstanding.
     AMG owns 330,000 Shares, or 4.5% of the outstanding Shares. Mr. Calabrese beneficially owns 420,000 Shares, including the 330,000 Shares owned by AMG and 90,000 Shares owned by him individually, or 5.8% of the outstanding Shares. Mr. Osborne beneficially owns 420,000

CUSIP No.	502100-10-0	Page 6 of 7
Shares, including the 330,000 Shares owned by AMG and 90,000 Shares owned by him individually, or 5.8% of the outstanding Shares. Together, Mr. Calabrese and Mr. Osborne have the power to vote 510,000 Shares, or 7.0% of the outstanding Shares.
     (b) Mr. Calabrese and Mr. Osborne, as managing members of AMG, have shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of, the 330,000 Shares owned by AMG. Each of Mr. Calabrese and Mr. Osborne have sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 90,000 Shares owned individually. Together, Mr. Calabrese and Mr. Osborne have the power to vote 510,000 Shares, or 7.0% of the outstanding Shares.
     (c) On February 15, 2008, AMG made a pro-rata distribution of a total of 270,000 Shares to its members. 90,000 of AMG’s Shares were distributed to each of Mr. Calabrese and Mr. Osborne. There have been no other transactions in the Shares since the filing of Amendment No. 4 to Schedule 13D on January 10, 2008.
Item 7. Material to be Filed as Exhibits.
7.1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2008

AMG Investments, LLC

/s/ Richard M. Osborne
By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement